[Exhibit 134]


                         [ITT Letterhead]


DATE:       November 10, 1997
CONTACTS:   Jim Gallagher               George Sard/David Reno
TELEPHONE:  212-258-1261                Sard Verbinnen & Co.
                                        212-687-8080

                                        FOR IMMEDIATE RELEASE

        ITT REITERATES COMMITMENT TO HOLDING FAIR AUCTION


     NEW YORK, November 10, 1997 -- ITT Corporation (NYSE:ITT) today reiterated its continuing commitment to treat all bidders for ITT fairly and to conduct an open and impartial auction for the Company in order to maximize stockholder value in accordance with ITT's "Revlon" duties. The ITT Board of Directors has established a Special Committee of four independent directors to oversee the auction process now underway for ITT.

     ITT also once again urged Hilton to identify any additional information it wants in connection with its offer for ITT. ITT said it will promptly provide any such information once specified by Hilton, but that no requests by Hilton for information or access to ITT management are currently pending.

     Contrary to continuing misleading public statements by Hilton, Hilton has received access to the same information as Starwood Lodging and other potential bidders for ITT. ITT noted that Hilton is not prohibited by any confidentiality agreement with ITT from identifying publicly what information it has received or what further information it wants from ITT.

                             - ITT -